Exhibit 99.1

1 May 2018

Agreement for the potential sale of

remaining 25% interest in Cadent Gas

National Grid plc is pleased to announce that it has entered into an agreement with Quadgas Investments Bidco Limited (“Quadgas”) for the potential sale of its remaining 25% equity interest in Quadgas HoldCo Limited, the holding company for Cadent Gas Limited.

The potential sale is at the option of National Grid or Quadgas (as applicable) to complete at any time between 1 March 2019 and 31 October 2019, subject to no less than six months’ prior written notice and satisfaction of customary regulatory conditions.

The cash proceeds from the potential sale, excluding dividends received up to 31 March 2019 and certain other adjustments, would be approximately £1.2 billion.

If the sale is completed for this 25% interest, as well as for the 14% option announced in March 2017, the proceeds for both transactions are expected to be retained for reinvestment in the business.

The potential sale will allow National Grid to continue to rebalance its business towards a portfolio that delivers attractive asset growth of between 5% to 7%.

Inside Information

This announcement is being disclosed in accordance with the Market Abuse Regulation (EU596/2014) and has been determined to contain inside information in line with the definition therein.

CONTACTS

Investors:

Will Jackson	+44 (0)20 7004 3166
Tom Edwards	+44 (0)20 7004 3460

Media

Gemma Stokes	+44 (0)1926 655272

Notes

At 31 March 2017, on completion of the initial 61% equity disposal, the regulated asset value of the Gas Distribution business was £9.0 billion and total debt, including mid-co debt, was £7.7 billion.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2017 published on 9 November 2017. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.